United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A
Amendment No.  2

Under the Securities and Exchange Act of 1934

Superconductive Components, Inc.
(Name of Issuer)

Common Stock  (No Par Value)
Title of Class of Securities

868048307 (CUSIP Number)

Thomas G. Berlin
Berlin Financial,Ltd.
1325 Carnegie Ave, Cleveland,OH 44115
(216) 479.0400
Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).


1	Name of Reporting Person	Thomas G. Berlin

2	If a member group		a)	/ /
					b)	/X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting		96,367
Beneficially
Owned By Each		8	Shared Voting		226,617
Reporting Person
With			9	Sole Dispositive	96,367

			10	Shared Dispositive	226,617

11	Aggregate Amount Beneficially owned		322,984

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) 9.42%

14	Type of Reporting Person	IA, IN




Item	1.	Security and Issuer


CUSIP	868048307

Superconductive Components,Inc
2839 Charter Street
Columbus,Ohio 43228
(614) 486.0261


Item 2. Identity and Background.

(a) The name of the reporting person is Thomas G. Berlin.

(b) The Reporting person's address is Berlin Financial, Ltd.,
1325 Carnegie Ave, Cleveland, OH 44115

(c) The Reporting Person's occupation is managing member;investment advisor; Berlin Financial,Ltd., 1325 Carnegie Ave, Cleveland, OH
44115.

(d) None

(e) None

(f) United States of America

Item 3. Source and Amount of Funds or Other Consideration.

Capital Shares (as defined in Item 4) were purchased using funds of Berlin Capital Growth, L.P. The Reporting Person is the managing member of the General Partner of Berlin Capital Growth, L.P.

The Trading Shares (as defined in Item 4) were purchased using funds of Berlin Trading, L.P.The Reporting Person is the managing member of the General Partner of Berlin Capital Growth, L.P.


Item 4. Purpose of Transaction.

The Reporting Person purchased certain shares (the " Capital Shares ") in his capacity as the managing member of the General Partner of Berlin Capital Growth, L.P. and for the account of Berlin Capital
Growth, L.P. Capital Shares were purchased and sold solely for investment purposes.


Item	 5.	  Interest in Securities of the Issuer

(a) The aggregate amount owned by the Reporting Person is 322,984 shares or 9.42 % of the outstanding shares.

(b)


				Shares			Percentage
Sole Voting Power		 96,367			2.81%
Shared Voting Power 		226,617			6.61%
Sole Dispositive Power		 96,367			2.81%
Shared Dispositive Power	226,367			6.61%


The Reporting Person has sole power to vote or to direct the vote or to dispose or direct the disposition of 322,984 Shares, consisting of 96,367 Shares held in the Reporting Person's account(the "TGB Shares") and 226,617 Shares held by BCG (the "Capital Shares").


The reporting Person shares voting and dispositive power with the following clients in the following amounts: Berlin Capital Growth, L.P., 226,117 shares.


The address of Berlin Capital Growth and Berlin Trading L.P., L.P. is c/o the Reporting Person. There is no proceedings required to be disclosed with respect to any person sharing beneficial ownership with the Reporting Person.


(c)	On the following dates, the Reporting Person purchased and/or sold the following numbers of shares for the prices per share set forth below. Each such purchase or sale occurred through a customary broker transaction.


TGB Shares

Date			Shares	Price  Per Share	Sold or Bought
11/1/2006		500		5.45	 	S
11/3/2006		1000		5.45		S
11/13/2006		1500		5.85		S

CAPITAL SHARES

Date			Shares	      Price Per Share	Sold or Bought
11/2/2006		3050		4.78		S



d)	Not Applicable.

e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships
With Respect to the Issuer.

	The partners of Berlin Capital Growth, L.P. have the right to receive distributions of the net assets of Berlin Capital Growth, L.P. Those net assets include any proceeds from the sale of Capital Shares.

Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	February 13,2007


/s/
Thomas G. Berlin